UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Argan, Inc.

(Name of Issuer)

Common Stock, $.15 par value

(Title of Class of Securities)

746375107

(CUSIP Number)

David William Stempel

Bradley Arant Boult Cummings LLP

1600 Division Street, Suite 700

Nashville, Tennessee 37203

(615) 252-4632

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .

SCHEDULE 13D

CUSIP No. 746375107

1.	Names of Reporting Persons: Richard L. Scott IRS Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ N/A
3.	SEC USE ONLY
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	Sole Voting Power: 1,332,000
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 1,332,000
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,332,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 9.6%
14.	Type of Reporting Person: IN

This Amendment No. 4 amends the Schedule 13D filed by Richard L. Scott (“Reporting Person”) on December 18, 2006 (the “Schedule 13D), as amended June 8, 2007, November 7, 2007, and October 8, 2008, with respect to shares of the Common Stock, $.15 par value (“Common Stock”), of Argan, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.

The following Items are hereby amended and restated in their entirety to read as follows:

Item 5. Interest in Securities of the Issuer

The 1,332,000 shares of the Common Stock owned by the Reporting Person constitute 9.6% of the outstanding Common Stock of the Issuer.

The Reporting Person has sole voting and dispositive power with respect to the Common Stock.

The Reporting Person sold the following shares of the Common Stock of the Issuer in a private transaction:

Sale Date	No. of Shares	Price Per Share	Aggregate Consideration
12/20/2012	350,000	$18.0051	$6,301,785

The Reporting Person has not purchased or sold any other shares of Common Stock of the Issuer during the past 60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 21, 2012	/s/ Richad L. Scott
Richard L. Scott

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